May 12, 2017

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Responses to the Securities and
Exchange Commission Staff
Comments dated April 28, 2017,
regarding IntelGenx
Technologies Corp. Registration
Statement on Form S-1
Filed April 5, 2017
File No. 333-217148

Dear Ms. Hayes:

This letter responds to the staff’s comments set forth in the April 28, 2017 letter regarding the above-referenced Statement on Form S-1. For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

Calculation of Registration Fee, page 3

Staff Comment No. 1.

We note that each Debenture will be convertible into shares of common stock at the option of the holder at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by you for redemption of Debentures. Where the offer and sale of convertible securities are being registered under the Securities Act, and such securities are convertible within one year, the underlying securities must also be registered. Please revise the registration statement to register the number of underlying shares of common stock that you reasonably believe may be issued in connection with conversion of the Debentures, including listing such shares in the fee table. For guidance refer to Compliance and Disclosure Interpretations Securities Act Sections Question 103.04.

Suzanne Hayes
May 12, 2017

Response:

The Company acknowledges the Staff’s comments and advises the Staff that the Company has revised the fee table accordingly.

Staff Comment No. 2.

We note that you are relying on Rule 416 to register an indeterminable number of shares of common stock that may become issuable upon conversion of notes as a result of adjustments upon the occurrence of certain events. However, Rule 416 does not apply to the registration of securities underlying convertible securities. Please revise footnote (2) accordingly and revise to register the number of underlying shares you reasonably believe may be issued upon conversion of the Debentures, as noted in comment 1. For guidance refer to Compliance and Disclosure Interpretations Securities Act Rules Question 213.02.

Response:

The Company acknowledges the Staff’s comments and advises the Staff that the Company has revised footnote (2) accordingly.

* * * *

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at 514-331-7440 ex 203, or Richard Raymer of Dorsey & Whitney LLP at (413) 367-7388.

Sincerely,
IntelGenx Technologies Corp.

/S/ Andre Godin

Andre Godin
Chief Executive Officer

cc:    Richard Raymer, Dorsey & Whitney LLP